AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                               New York, NY 10104

December 26, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: AXA Equitable Life Insurance Company (the "Company"); Registration Statement on Form N-4, Reg. No. 333-31131
                  (the "Registration Statement");
                  Post-Effective Amendment No. 39 to the Registration Statement, filed December 26, 2007 (the "Amendment").

Ladies and Gentlemen:

     The Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the Amendment and the Registration Statement;

     o Comments by the staff of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to staff comments on the Amendment do not foreclose the Commission from taking any action with respect to the Amendment or the Registration Statement;

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 314-3970 if you have any questions or comments.

                                        Respectfully submitted,

                                        AXA Equitable Life Insurance Company



                                        By:  /s/ Dodie Kent
                                        --------------------------------
                                        Dodie Kent, Vice President
                                          and Associate General Counsel